1919 North Lynn Street, 7th Floor, Arlington, VA 22209 USA
T (703) 387-5800 F (703) 439-2676
RosettaStone.com

July 17, 2014
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Rosetta Stone Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014
Form 8-K Filed February 25, 2014
File No. 001-34283
Dear Mr. Gilmore:
The following is in response to your letter (the “Comment Letter”) dated July 3, 2014, relating to the above referenced filings of Rosetta Stone Inc. (the “Company,” “we” or “our”).
The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.
Your response to prior comment 4 indicates that your implementation services do not have standalone value and that you recognize revenue from these services over the length of the subscription (i.e. the contract term). Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

Response: We reviewed the guidance in footnote 39 of SAB Topic 13A.3.f noting that the revenue recognition period for upfront fees should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the upfront fee (e.g., if subsequent renewals are priced at a bargain to the initial upfront fee). The implementation services provided include assisting clients with internal marketing campaigns to encourage client employees to register for the service, training on administrative and reporting tools and assisting with learner registration. The period over which a customer is expected to benefit from the implementation service that is included within our subscription arrangements does not extend beyond the contractual period. This is due to the fact that these implementation services are provided to the customer at the outset of the arrangement, as well as at the time of each renewal of the arrangement. The same upfront fee is required to be paid at the beginning of each contract renewal period regardless of the specific implementation services to be provided. In addition, subsequent renewals of the subscription service are not priced at a bargain to the initial upfront fee. Accordingly, we have concluded that all non-refundable upfront fees related to implementation services should be recognized as revenue over the contractual subscription period.

2.
Your disclosure on page F-10 indicates that some of the revenue from non-refundable upfront fees is recognized over the estimated customer life, which was not discussed in your response to comment 4. If any of the non-refundable upfront fees are recognized over the estimated customer life, please tell us whether the non-refundable upfront fees have standalone values and are considered separate units of account and tell us your basis for recognizing the revenue over the estimated customer life. If you do not have non-refundable upfront fees that are recognized over the estimated customer life, please remove the reference from your disclosure in future filings, effective immediately.

Response: Through the year ended December 31, 2013, all non-refundable upfront fees were recognized as revenue over the contractual subscription period. Assuming that we do not alter our offerings or offer new services that would require revenue to be recognized over the estimated customer life, we will remove the reference to non-refundable fees being recognized over the estimated customer life from future filings, effective immediately.

3.
We note your response to prior comment 5. It appears from your response that you are not able to estimate the impact of price protection until the triggering event occurs. If you are not able to estimate future price changes at the time of sale to the reseller, please tell us how you are able to conclude that you have met the fixed or determinable fee criteria. Please explain how you considered ASC 985-605-25-36 which indicates that revenue should be deferred until the vendor is able to reasonably estimate the effects of future price changes.

Response: To further clarify our response to prior comment 5, we provide price protection to our retail partners in specific situations, including a permanent reduction to MSRP, a negotiated reimbursement to the retail partner related to slow moving inventory or a negotiated change to a reseller’s margin. We record an estimate of the impact of price protection as a reduction of revenue and a corresponding liability at the time of sale. In addition, we review and adjust our estimates related to price protection at each balance sheet date. Ultimately, when the price protection amount is agreed upon, we reimburse the retail partner based on the inventory they have on hand at that time. We are able to reasonably estimate the impact of price protection at the time of sale, and at each balance sheet date, for the following reasons:

•	Price protection occurs infrequently and is within our control.

•
We project future price changes at the time of sale and at each balance sheet date based on the anticipated wholesale price to our resellers, which is controlled and negotiated by us, and is based on internal price studies.

•	We monitor the inventory levels of our retail partners to ensure that such inventory levels remain sufficient so as not to create a situation of over supply in the marketplace.

Based on the above, we have concluded that we have the ability to maintain our sales prices and to reasonably estimate the impact of future price protection at the time of sale and accordingly have concluded that our sales prices are fixed and determinable.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (703) 387-5800.

Very truly yours,

/s/ THOMAS PIERNO
THOMAS PIERNO, Chief Financial Officer

cc:
Christine Davis, Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant
Stephen Swad (Rosetta Stone)
Christian Na (Rosetta Stone)
Sean Hartford (Rosetta Stone)
Audit Committee (Rosetta Stone)
David Bell (Deloitte & Touche LLP)
Michael Elder (Deloitte & Touche LLP)